UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 1)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Carlyle Credit Income Fund

(Name of Subject Company)

Carlyle Credit Income Fund

(Names of Persons Filing Statement)

SHARES OF BENEFICIAL INTEREST

(Title of Class of Securities)

92535C104

(CUSIP Number of Class of Securities)

Carlyle Credit Income Fund

Jeffrey Ferguson

The Carlyle Group

1001 Pennsylvania Avenue, NW

Suite 220 South

Washington, D.C. 20004

(202) 729-5626

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Jonathan L. Corsico, Esq. Rajib Chanda, Esq. Christopher Healey, Esq. Simpson Thacher & Bartlett LLP 900 G Street, NW Washington, D.C. 20001 (202) 636-5500	Marisa Stavenas, Esq. John G. O’Connell, Esq. Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, NY 10017 (212) 455-2000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 originally filed by Carlyle Credit Income Fund (f/k/a Vertical Capital Income Fund), a Delaware statutory trust (the “Company”), on July 18, 2023 (the “Schedule 14D-9”) in connection with the offer of CG Subsidiary Holdings L.L.C., a Delaware limited liability company (the “Purchaser”), to purchase shares of beneficial interest (the “Shares”) of the Company, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 18, 2023 (as amended, the “Offer to Purchase”), which was previously filed as Exhibit (a)(1)(A) to the Tender Offer Statement on Schedule TO originally filed by the Purchaser on July 18, 2023, as amended on August 14, 2023 to extend the Expiration Date of the Offer to 11:59 p.m., New York City time, on August 28, 2023 unless further extended, and August 15, 2023 as described below (as amended, the “Schedule TO”), and in the related Letter of Transmittal (as amended, the “Letter of Transmittal”), which was previously filed with the Schedule TO as Exhibit (a)(1)(B), which collectively constitute the “Offer.” All capitalized terms used but not otherwise defined in this Amendment No. 1 have the meanings ascribed to such terms in the Offer to Purchase.

On August 15, 2023, the Purchaser amended the Offer to provide that the price per Share in the Offer is the Company’s net asset value per Share at August 14, 2023 (the original Expiration Date of the Offer) and therefore that the maximum number of Shares the Purchaser will purchase in the Offer is 3,012,049 (for a maximum purchase price of $25,000,006.70).

Except as otherwise set forth in this Amendment, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment.

ITEM 4.	THE SOLICITATION OR RECOMMENDATION

Item 4 of the Schedule 14D-9 is hereby amended and supplemented as follows:

The first bullet of the subsection of “Reasons for the Company Board Position” captioned “Offer Price” is hereby replace with the following:

•	Offer Price. The Company Board considered that the Offer Price is $8.30, which is the Company’s net asset value per Share as of August 14, 2023.

ITEM 9.	EXHIBITS

The following exhibits are filed herewith or incorporated herein by reference:

Exhibit No.	Description

(a)(1)(i)*	Offer to Purchase, dated July 18, 2023 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO).

(a)(1)(ii)*	Letter of Transmittal (including Internal Revenue Service Form W-9) (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).

(a)(5)(i)*	Schedule 13D/A in respect of the Company filed on July 17, 2023.

(e)(1)*	Voting, Support and Standstill Agreement, dated as of January 12, 2023, by and among Almitas Capital LLC, Carlyle Global Credit Investment Management L.L.C. and the Company (incorporated by reference to Exhibit 4 to the Schedule 13D in respect of the Company filed on January 23, 2023).

(e)(2)*	Voting, Support and Standstill Agreement, dated as of January 12, 2023, by and among Bulldog Investors, LLP, Carlyle Global Credit Investment Management L.L.C. and the Company (incorporated by reference to Exhibit 5 to the Schedule 13D in respect of the Company filed on January 23, 2023).

(e)(3)*	Voting, Support and Standstill Agreement, dated as of January 12, 2023, by and among High Income Securities Fund, Carlyle Global Credit Investment Management L.L.C. and the Company (incorporated by reference to Exhibit 6 to the Schedule 13D in respect of the Company filed on January 23, 2023).

(e)(4)*	Voting, Support and Standstill Agreement, dated as of January 12, 2023, by and among Relative Value Partners Group, LLC, Carlyle Global Credit Investment Management L.L.C. and the Company (incorporated by reference to Exhibit 7 to the Schedule 13D in respect of the Company filed on January 23, 2023).

(e)(5)*	Settlement and Voting and Support Agreement, dated as of January 12, 2023, by and among Saba Capital Management, L.P. and certain of its clients, Carlyle Global Credit Investment Management L.L.C. and the Company (incorporated by reference to Exhibit 8 to the Schedule 13D in respect of the Company filed on January 23, 2023).

(e)(6)*	Transaction Agreement between Carlyle Credit Income Fund (f/k/a Vertical Capital Income Fund) and Carlyle Global Credit Investment Management, L.L.C., dated as of January 12, 2023 (incorporated by reference to Exhibit 3 to the Schedule 13D in respect of the Company filed on January 23, 2023).

(e)(7)*	Investment Advisory Agreement, dated July 14, 2023, by and between Carlyle Global Credit Investment Management, L.L.C. and Carlyle Credit Income Fund (incorporated by reference to Exhibit (2)(g) to the Company’s Registration Statement on Form N-2 filed on July 17, 2023).

(e)(8)*	Expense Limitation Agreement, dated July 14, 2023, between Carlyle Credit Income Fund and Carlyle Global Credit Investment Management L.L.C (incorporated by reference to Exhibit (2)(k)(2) to the Company’s Registration Statement on Form N-2 filed on July 17, 2023).

(e)(9)*	Fee Waiver Agreement, dated July 14, 2023, between Carlyle Credit Income Fund and Carlyle Global Credit Investment Management L.L.C (incorporated by reference to Exhibit (2)(k)(3) to the Company’s Registration Statement on Form N-2 filed on July 17, 2023).

(g)	Not applicable.

*	Previously filed.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CARLYLE CREDIT INCOME FUND

By:	/s/ Lauren Basmadjian
Name: Lauren Basmadjian
Title: Principal Executive Officer

Dated: August 15, 2023

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